GERMAN AMERICAN BANCORP, INC.

Offer of 8% Redeemable Subordinated Debentures due 2019

Pursuant to Subscription Rights

[   ], 2009
Dear Shareholder:

This notice is being distributed by German American Bancorp, Inc. ("GABC") to all holders of record of its common shares, no par value (the "Common Stock"), at the close of business on [  ], 2009 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase 8% redeemable subordinated debentures due 2019 (the "Debentures"). The Rights and Debentures are described in the GABC prospectus dated [  ], 2009 (the "Prospectus").

The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on [  ], 2009, unless extended in the sole discretion of GABC (as it may be extended, the "Expiration Date").

As described in the accompanying Prospectus, you will receive one (1) Right for each share of Common Stock owned of record as of the close of business on the Record Date.

Each Right entitles you to subscribe for $1.36 in principal amount of Debentures at a subscription price of 100% of the principal amount (the "Subscription Price") (the "Basic Subscription Privilege").  Debentures are being issued in denominations of $10,000 and integral multiples of $10,000.  You may round up the principal amount of your Basic Subscription Privilege to the next highest integral multiple of $10,000 (the "Rounding-Up Privilege").  For example, if you hold 5,000 shares, you would have 5,000 Rights, exercisable for $6,800 in principal amount of Debentures under the Basic Subscription Privilege, but would be entitled to subscribe to purchase $10,000 in principal amount of Debentures under the Rounding-Up Privilege.  If you exercise your Basic Subscription Privilege in full including your Rounding-Up Privilege, you may also exercise an over-subscription privilege (the "Over-Subscription Privilege") to purchase additional Debentures that remain unsubscribed for at the expiration of the Rights Offering. If holders subscribe to purchase a greater principal amount of Debentures than is available to be purchased pursuant to the Rights Offering, GABC will allocate the Debentures to be issued in accordance with the method for allotting Debentures described in the Prospectus.  See "The Rights Offering – Allocation Procedures if Subscriptions Exceed Offering Size."  Excess subscription payments will be returned to subscribers without interest.

The Rights will be evidenced by non-transferable Rights certificates (the "Rights Certificates") and will cease to have any value at the close of business on the Expiration Date.

Enclosed are copies of the following documents:

1.             A copy of the Prospectus;
2.             Your Rights Certificate;
3.             Instructions as to Use of GABC Rights Certificates
4.	Notice of Guaranteed Delivery; and
5.	A return envelope addressed to Computershare Trust Company, the subscription agent for the Rights Offering (the "Subscription Agent").

To exercise Rights, you must properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for all Debentures subscribed for pursuant to the Basic Subscription Privilege, the Rounding-Up Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. You cannot revoke the exercise of your Rights. Rights not exercised prior to the Expiration Date will expire.

Very truly yours,

GERMAN AMERICAN BANCORP, INC.

Additional copies of the enclosed materials may be obtained from the Information Agent:

The Information Agent for the Rights Offering is:

199 Water Street – 26th Floor, New York, NY  10038
Banks and Brokers Call:  (212) 440-9800
Call Toll Free:  (800) 733-6860